August 12, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-0303

Attn: Michelle Anderson

Re:	Mobilepro Corp.
Definitive Proxy Statement on Schedule 14A
Filed August 9, 2005
File No. 0-51010

Dear Ms. Anderson:

We are in receipt of your comment letter dated August 12, 2005 to Mobilepro Corp. (the “Company”). We have addressed your August 12, 2005 letter by reproducing each comment below and providing our response immediately following.

General

1.
Comment: We note that your response letter did not contain the representations we requested in the closing paragraphs of our letter dated August 5, 2005. In this regard, we have repeated the acknowledgement you are required to provide below. Please promptly provide these representations in written correspondence filed on EDGAR.

Response:     The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.
Comment: We note that you have not filed your proxy card. Please note that you must file the form of proxy card and all other solicitation materials in the same form as the materials sent to shareholders. See Rule 14a-6(b). Accordingly, please re-file your definitive proxy statement to include the proxy card with the revisions requested in our prior letter.

Response:    We have complied with your request.

Electronic Delivery of Mobilepro Stockholder Communications, page 9

3.
Comment: We note your response to prior comment 4; however, as requested, please provide us with the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet.

Response: Shareholders can vote via the Internet by accessing the following website: www.proxyvote.com. The shareholders received on their individually generated proxy card a control number which they must enter into the website in order to vote.

Proposal No. 1, page 10

4.
Comment: We note your disclosure that the audit committee and the nominating and governance committee did not meet in fiscal 2005. Please provide your analysis regarding how you believe these committees were able to fulfill their respective responsibilities, given they did not hold any meetings.

Response: The committees adopted their charters after March 31, 2005, our fiscal year end, and have already met or will be meeting this fiscal year. The committees are newly constituted with individuals qualifying as independent under the NASDAQ Rule 4200(a)(15) and who became Board members only in December 2004 and January 2005.

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Please call me at (301) 315-9040 with any questions you may have.

Sincerely,

/s/ Jay O. Wright
Jay O. Wright

cc:           Ernest M. Stern, Esq.